26 April 2007

Tabcorp speculation

In response to market speculation and the rise in its share price on Tuesday 24 April 2007, Tabcorp Holdings Limited today stated that it has not been approached or been involved in any discussions concerning a possible takeover of the company.

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs
03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2509
Fax 61 3 9868 2639
www.tabcorp.com.au

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1 May 2007

Conrad Jupiters $16 million refurbishment

Tabcorp today announced a $16 million refurbishment of the Conrad Jupiters Hotel and Casino on the Gold Coast.

Managing Director of Jupiters Limited, Xavier Walsh, said 442 superior hotel rooms would be refurbished as part of the upgrade program.

The refurbishment work will start in June and be finished before the end of the year.

Mr Walsh said: "Conrad Jupiters is a Queensland icon and the $16 million refurbishment will ensure the hotel and casino complex continues to be a leading entertainment destination on the Gold Coast," Mr Walsh said.

"The upgraded hotel rooms will set a new standard on the Gold Coast.

"The Gold Coast is one of the fastest growing regions of Australia and we want Conrad Jupiters to be leading the way with first class hotel facilities and great entertainment," Mr Walsh said.

As part of the refurbishment program, the hotel lobby and lobby lift areas will be upgraded. The corridor to the pool area will also be modernised.

Conrad Jupiters Pavilion Convention Centre will also undergo a refurbishment, with the refreshment of entry ways and walls in addition to the re-carpeting of the entire convention area.

The upgraded superior rooms will feature a colour palate consisting of rich earthy tones and emerald hues. The hallways leading to the guest rooms will also be transformed and will feature contemporary design and colourings.

Mr Walsh said the construction project would provide economic benefits to the region.

The latest refurbishment program follows last year's $53 million upgrade of Conrad Jupiters – the biggest in its 21-year history – which created an expanded gaming floor, stunning balconies with views of the Gold Coast skyline, a new restaurant and two new bars.

Mr Walsh said the upgrade investment reflected Tabcorp's commitment to the Gold Coast and Queensland, "We are very excited about the refurbishment plans and the fact they will deliver a new level of comfort for our customers."

"This is a very exciting refurbishment for Conrad Jupiters and ensures the property remains one of the best hotel and casino destinations in Australia," Mr Walsh said.

END

For further information contact:
Kimberley Painter: Conrad Jupiters Public Relations Executive 07 5592 8144
Bruce Tobin, Tabcorp Group General Manager Corporate Affairs 03 9868 2508